NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

[redacted]

08003629

June 24, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated June 24, 2008</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

Barb O'Neill

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JUNE 24, 2008**

News Release: **08-9** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

PERMITS RECEIVED AND FIELDWORK TO COMMENCE AT NORTHERN ABITIBI'S VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that exploration permits have been received and fieldwork is about to commence at the Viking gold property in western Newfoundland. The 2008 surface exploration program is scheduled to start next week and will consist of trenching, geologic mapping, and sampling. High priority targets identified during this surface program will be drill tested later in the summer or in the early fall.

Historic soil data has defined a very large four kilometer long gold-in-soil anomaly at Viking. In late 2007 Northern Abitibi excavated six trenches within this gold-in-soil anomaly. Four of the six trenches encountered high-grade mineralization with gold values ranging from 8.5 to 246.6 g/t (7.9 ounces per ton). During the 2008 surface program up to twenty two additional trenches will be constructed within the main gold-in-soil anomaly, exposing bedrock over a strike length exceeding three kilometers. Exposures will be mapped and sampled and company geologists will perform a detailed structural analysis to aid in the construction of a comprehensive geological model of the system, and orient the follow up drilling program.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

Dr. Shane Ebert is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JUNE 24, 2008**

News Release: **08-9** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

PERMITS RECEIVED AND FIELDWORK TO COMMENCE AT NORTHERN ABITIBI'S VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that exploration permits have been received and fieldwork is about to commence at the Viking gold property in western Newfoundland. The 2008 surface exploration program is scheduled to start next week and will consist of trenching, geologic mapping, and sampling. High priority targets identified during this surface program will be drill tested later in the summer or in the early fall.

Historic soil data has defined a very large four kilometer long gold-in-soil anomaly at Viking. In late 2007 Northern Abitibi excavated six trenches within this gold-in-soil anomaly. Four of the six trenches encountered high-grade mineralization with gold values ranging from 8.5 to 246.6 g/t (7.9 ounces per ton). During the 2008 surface program up to twenty two additional trenches will be constructed within the main gold-in-soil anomaly, exposing bedrock over a strike length exceeding three kilometers. Exposures will be mapped and sampled and company geologists will perform a detailed structural analysis to aid in the construction of a comprehensive geological model of the system, and orient the follow up drilling program.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

Dr. Shane Ebert is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

FILE No.
82-4749

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JUNE 24, 2008**

News Release: **08-9** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

PERMITS RECEIVED AND FIELDWORK TO COMMENCE AT NORTHERN ABITIBI'S VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that exploration permits have been received and fieldwork is about to commence at the Viking gold property in western Newfoundland. The 2008 surface exploration program is scheduled to start next week and will consist of trenching, geologic mapping, and sampling. High priority targets identified during this surface program will be drill tested later in the summer or in the early fall.

Historic soil data has defined a very large four kilometer long gold-in-soil anomaly at Viking. In late 2007 Northern Abitibi excavated six trenches within this gold-in-soil anomaly. Four of the six trenches encountered high-grade mineralization with gold values ranging from 8.5 to 246.6 g/t (7.9 ounces per ton). During the 2008 surface program up to twenty two additional trenches will be constructed within the main gold-in-soil anomaly, exposing bedrock over a strike length exceeding three kilometers. Exposures will be mapped and sampled and company geologists will perform a detailed structural analysis to aid in the construction of a comprehensive geological model of the system, and orient the follow up drilling program.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

Dr. Shane Ebert is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

END